EXHIBIT 1




                                   STAN ABRAMS


                                                                    May 15, 2001

To:      The Board of Directors of
         Waste Conversion Systems, Inc.


         I hereby tender my resignation as a Director and President of Waste Conversion Systems, Inc. to be effective upon approval by the Board of Directors and acceptance by the new members of the Board to their new positions.



Sincerely,



/s/ Stan Abrams
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Stan Abrams